

Mail Stop 3233

December 27, 2016

Via E-Mail
Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp.
1519 Connecticut Avenue NW, Suite 200
Washington, D.C. 20036

> **Re: Rise Companies Corp.**
> **Amendment No. 4 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 19, 2016**
> **CIK No. 0001640967**

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Dilution, page 34

1. We note that as of December 10, 2016, your Class M Common Stock has been redeemed in full. Please remove the reference to the purchase of Class M Common Stock or tell us why you believe such disclosure continues to be relevant to the discussion of your dilution for investors in your Class B Common Stock.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Mark Schonberger (Via E-mail)
        Goodwin Procter LLP